FORM 6 — K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a — 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of June 2003

Gilat Satellite Networks Ltd.

(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated June 26, 2003, announcing that Registrant has signed an agreement with the Bulgarian company TRANSAT to deploy a Skystar 360E hub and VSAT network with sites throughout Bulgaria.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ YOAV LEIBOVITCH —————————————— YOAV LEIBOVITCH Chief Financial Officer

      Dated: June 30, 2003

Jun 26, 2003

Gilat Signs Agreement with Bulgarian Petroleum Company TRANSAT
Skystar 360E ™ Satellite-based VSAT network to support 450 gas stations as well as 30 bank branches and other sites

Petah Tikva, Israel, June 26, 2003 — Gilat Satellite Networks Ltd. (NASDAQ: GILTF) announced today that it has signed an agreement with the Bulgarian company TRANSAT to deploy a Skystar 360E hub and VSAT network with sites throughout Bulgaria. TRANSAT, and its parent company, Petrol Bulgaria, plan to provide support for a variety of applications in Bulgaria and Eastern Europe through this private satellite-based VSAT network. The equipment will be delivered during the course of the third quarter of 2003.

The TRANSAT agreement includes a Skystar 360E hub and 511 remote sites as well as SCPC link termination. The network will provide data connectivity to 450 gas stations, 17 corporate regional branches, 30 bank branches and other applications.

The Skystar 360E platform offers a flexible, two-way, satellite-based solution enabling interactive broadband IP and multicasting applications. With DVB standards and extensive IP capabilities, the Skystar 360E supports virtually any data and IP multicast application.

Mr.Mincho Pankov, Executive Director of TRANSAT JSC, said, “TRANSAT relies on Gilat’s rich experience in the deployment and support of these networks. The geographic proximity of Bulgaria to Israel, as well as our excellent economic relations are strategically important to us. We were impressed by the quick and precise response of the Gilat team and look forward to a fruitful and mutually profitable relationship.”

Shimon Teller, Gilat’s Marketing Director, Special Projects, said, “Gilat has found in TRANSAT a hard working, professional team who clearly defined their requirements and long term goals for Bulgaria and the East European region. With the support of its mother company, Petrol Bulgaria, TRANSAT is an ideal partner for Gilat. The parties expect to enhance and expand their collaboration to other applications, in and beyond the territory of Bulgaria.”

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc., Gilat Latin America, Inc. and rStar Corporation (RTRCE), is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology – with nearly 400,000 VSATs shipped worldwide. Gilat markets the Skystar Advantage, DialAw@y IP, FaraWay, Skystar 360E and SkyBlaster* 360 VSAT products in more than 70 countries around the world. The Company provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. The Company is a joint venture partner in SATLYNX, a provider of two-way satellite broadband services in Europe with SES Global and Alcatel Space and SkyBridge LP, subsidiaries of Alcatel. Skystar Advantage(R), DialAw@y IP(TM) and FaraWay(TM) are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. Visit Gilat at www.gilat.com. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.)

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Investor Inquiries:
Tel: +1703-848-1515

Gilat Media Contact:
Barry Spielman,
Director Corporate Marketing
tel: +(972)3-925-2201
barrys@gilat.com